Condensed Consolidated Interim Financial Statements

For the three and nine months ended May 31, 2014 (Unaudited)

INDEX
Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Equity	3
Condensed Consolidated Interim Statements of Cash Flows	4
Notes to the Condensed Consolidated Interim Financial Statements	5 - 21

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	May 31,	August 31,
	2014	2013
Assets

Current Assets
Cash and cash equivalents	$3,167,996	$10,313,798
Receivables	334,090	388,969
Prepaid expenses and deposits	884,439	928,948
	4,386,525	11,631,715
Non-Current Assets
Exploration and evaluation assets (note 4)	6,721,414	6,298,833
Property, plant and equipment (note 5)	100,405,287	93,915,398
	107,126,701	100,214,231
	$111,513,226	$111,845,946
Liabilities

Current Liabilities
Accounts payable	$686,018	$1,463,225
Accrued liabilities	608,341	1,178,806
	1,294,359	2,642,031
Non-Current Liabilities
Site closure and reclamation provisions	236,600	236,600
	1,530,959	2,878,631
Shareholders’ Equity

Share Capital (note 6)	154,923,457	149,379,724
Reserve for Warrants (note 6)	3,661,080	3,661,080
Reserve for Share Based Payments (note 6)	15,884,009	14,912,475
Accumulated Deficit	(64,486,279)	(58,985,964)
	109,982,267	108,967,315
	$111,513,226	$111,845,946

Approved on behalf of the Board

                          “Donald S. Bubar”                          , Director

                          “Brian MacEachen”                        , Director

Avalon Rare Metals Inc.	Page 1
Unaudited Financial Statements
For the three and nine months ended May 31, 2014

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013

Revenue

Interest	$16,158	$61,125	$66,732	$330,193

Expenses

Corporate and administrative	1,090,217	1,773,147	4,201,496	5,057,950
Impairment loss on exploration and evaluation assets (note 4)	-	-	25,109	-
Write-off of land acquisition option payments (note 7)	-	-	175,104	-
General exploration	-	9,744	5,618	49,254
Depreciation (note 5)	41,419	52,449	126,260	154,290
Share based compensation (note 6d)	310,390	(241,571)	1,010,432	1,503,407
Foreign exchange loss (gain)	11,310	(861)	23,028	(14,165)

	1,453,336	1,592,908	5,567,047	6,750,376

Net Loss and Total Comprehensive Loss for the period	$(1,437,178)	$(1,531,783)	$(5,500,315)	(6,420,543)

Loss per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.05)	$(0.06)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	112,335,691	103,690,464	109,006,410	103,645,063

Avalon Rare Metals Inc.	Page 2
Unaudited Financial Statements
For the three and nine months ended May 31, 2014

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital		Reserves

	Number of			Share Based	Accumulated
	Shares	Amount	Warrants	Payments	Deficit	Total

Balance at August 31, 2012	103,621,986	$149,045,671	$3,655,732	$12,361,851	$(47,786,800)	$117,276,454
Exercise of options	175,000	210,000	-	-	-	210,000
Reserve transferred on exercise of options	-	124,053	-	(124,053)	-	-
Share based compensation	-	-	-	2,071,192	-	2,071,192
Net loss for the nine month period	-	-	-	-	(6,420,543)	(6,420,543)

Balance at May 31, 2013	103,796,986	149,379,724	3,655,732	14,308,990	(54,207,343)	113,137,103
Issue for other considerations	-	-	5,348	-	-	5,348
Share based compensation	-	-	-	603,485	-	603,485
Net loss for the nine month period	-	-	-	-	(4,778,621)	(4,778,621)

Balance at August 31, 2013	103,796,986	149,379,724	3,661,080	14,912,475	(58,985,964)	108,967,315
Equity offerings	8,849,959	6,175,214	-	-	-	6,175,214
Issue for other considerations	10,000	6,371	-	-	-	6,371
Exercise of options	350,000	252,500	-	-	-	252,500
Reserve transferred on exercise of options	-	190,981	-	(190,981)	-	-
Share based compensation	-	-	-	1,162,515	-	1,162,515
Share issuance costs - cash	-	(396,859)	-	-	-	(396,859)
Share issuance costs - common shares issued	-	(684,474)	-	-	-	(684,474)
Net loss for the nine month period	-	-	-	-	(5,500,315)	(5,500,315)

Balance at May 31, 2014	113,006,945	$154,923,457	$3,661,080	$15,884,009	$(64,486,279)	$109,982,267

Avalon Rare Metals Inc.	Page 3
Unaudited Financial Statements
For the three and nine months ended May 31, 2014

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013
Operating Activities

Cash paid to employees	$(587,053)	$(845,120)	$(1,996,888)	$(2,275,587)
Cash paid to suppliers	(557,434)	(657,145)	(2,206,367)	(2,474,312)
Interest received	15,151	60,118	63,744	327,205
	(1,129,336)	(1,442,147)	(4,139,511)	(4,422,694)

Financing Activities

Share capital - equity offerings	1,122,191	-	4,873,885	-
Share capital - exercise of options	252,500	210,000	252,500	210,000
	1,374,691	210,000	5,126,385	210,000
Investing Activities

Exploration and evaluation assets	(147,833)	(3,560,217)	(882,625)	(18,726,932)
Property, plant and equipment	(2,409,193)	(62,763)	(7,227,023)	(248,496)
	(2,557,026)	(3,622,980)	(8,109,648)	(18,975,428)
Change in Cash and Cash Equivalents	(2,311,671)	(4,855,127)	(7,122,774)	(23,188,122)

Foreign Exchange Effect on Cash	(11,310)	(11,270)	(23,028)	1,136

Cash and Cash Equivalents - beginning of period	5,490,977	19,979,409	10,313,798	38,299,998

Cash and Cash Equivalents - end of period	$3,167,996	$15,113,012	$3,167,996	$15,113,012

Supplemental Cash Flow Information (note 10)

Avalon Rare Metals Inc.	Page 4
Unaudited Financial Statements
For the three and nine months ended May 31, 2014

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

1.	Nature of Operations and Going Concern

Avalon Rare Metals Inc. (the “Company”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AVL), on the NYSE MKT (NYSE MKT: AVL), and the Frankfurt Stock Exchange in Germany (FWB: OU5).

The registered address, principal address and records office of the Company is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

The Company is principally engaged in the acquisition, exploration, evaluation and development of rare metal and mineral properties located mainly in Canada. To date, the Company has not earned any revenues from operations.

The realization of amounts shown for its exploration and evaluation assets and mine development assets are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. For the nine months ended May 31, 2014, the Company reported a loss of $5,500,315 and has an accumulated deficit of $64,486,279 as at that date.

The Company’s predominant source of funding has been the issuance of equity securities for cash. The Company’s cash and cash equivalents balance at May 31, 2014 is $3,167,996 and it has no material sources of operating cash flows. Over the next 12 months, subject to available funding, the Company expects to: 1) investigate optimization opportunities identified in the feasibility study for its Nechalacho Rare Earth Elements Project (“Nechalacho REE Project”), complete testwork/technical studies necessary to confirm potential benefits and update the development model proposed in the feasibility study; 2) secure further equity and/or debt financing; 3) order long-lead-time equipment and commence pre-construction development work for the Nechalacho REE Project; 4) continue exploration, evaluation and development of other properties, and 5) incur general corporate and operating expenses. On an ongoing basis, the Company examines various financing alternatives to address future funding requirements. Although the Company has been successful in these activities in the past, the Company can provide no assurance with respect to the success or sufficiency of these initiatives in the foreseeable future.

These interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on July 9, 2014.

2.	Basis of Presentation

a)	Statement of Compliance

These interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2013.

Avalon Rare Metals Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

2.	Basis of Presentation (continued)

	b)	Basis of Presentation

These interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2013.

	c)	Basis of Consolidation

These interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), Avalon Rare Metals Ltd. (“ARML”), Avalon Rare Metals Processing Inc. (“ARMP”) and Avalon Rare Metals Processing LLC (“ARMLLC”). Nolava, ARML, ARMP and ARMLLC are incorporated in the United States of America (“USA”). ARML, ARMP and ARMLLC have not carried on any significant operations since their inceptions. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava holds certain mining claims in Utah, USA and has been conducting exploration work on these mining claims since fiscal year 2011. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Summary of Significant Accounting Policies

These interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2013, as described in Note 3 of those financial statements, with the exception of the impact of certain amendments to accounting standards or new interpretations issued by the IASB, which are applicable for annual periods beginning on or after January 1, 2013.

The Company adopted the following new standards in preparing these interim financial statements:

	a)	IFRS 10, Consolidated Financial Statements

The IASB issued a new standard, IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 establishes control as the basis for consolidation and defines the principle of control. An investor controls an investee if the investor has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 was issued as part of the IASB's broader project on interests in all types of entities. This project also resulted in the issuance of additional standards as described below. IFRS 10 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 10 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

	b)	IFRS 11, Joint Arrangements

The IASB issued a new standard, IFRS 11, Joint Arrangements (“IFRS 11”), which establishes the principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC Interpretation 13, Jointly Controlled Entities - Non Monetary Contributions by Venturers. The standard defines a joint arrangement as an arrangement where two or more parties have joint control, with joint control being defined as the contractually agreed sharing of control where decisions about relevant activities require unanimous consent of the parties sharing control. The standard classifies joint arrangements as either joint operations or joint ventures and the classification determines the accounting treatment. IFRS 11 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 11 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

	c)	IFRS 12, Disclosure of Interests in Other Entities

The IASB issued a new standard, IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which integrates and provides consistent disclosure requirements for all interests in other entities such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRS 12 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

	d)	IFRS 13, Fair Value Measurement

The IASB issued a new standard, IFRS 13, Fair Value Measurement (“IFRS 13”), which provides a standard definition of fair value, sets out a framework for measuring fair value and provides for specific disclosures about fair value measurements. IFRS 13 applies to all IFRS that require or permit fair value measurements or disclosures. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The Company determined that there is no impact of IFRS 13 on its condensed consolidated interim results of operations, financial position and disclosures.

	e)	IAS 27, Separate Financial Statements

The IASB issued a revised standard, IAS 27, Separate Financial Statements (“IAS 27”), which contains the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate (non-consolidated) financial statements. IAS 27 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 27 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

	f)	IAS 28, Investments in Associates and Joint Ventures

The IASB issued a revised standard, IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 28 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

3.	Summary of Significant Accounting Policies (continued)

	g)	IAS 19, Employee Benefits

The IASB issued a revised standard, IAS 19, Employee Benefits (“IAS 19”), which prescribes the accounting requirements for employee benefits and establishes the principle that the cost of providing employee benefits should be recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable. IAS 19 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of the revised IAS 19 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

	h)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

The IASB issued a new standard, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which prescribes the accounting for the costs of stripping activity in accordance with the principles of IAS 2, Inventories, to the extent that the benefit from the stripping activity is realized in the form of inventory produced. A stripping activity asset is initially measured at cost and subsequently carried at cost or its revalued amount less depreciation or amortization and impairment losses. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 and must be applied retrospectively. The adoption of IFRIC 20 did not have an impact on the Company's condensed consolidated interim results of operations, financial position and disclosures.

Avalon Rare Metals Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

4.	Exploration and Evaluation Assets

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	May 31,
	2013	Expenditures	(note 5)	Loss	2014
For the nine months ended May 31, 2014
Separation Rapids Lithium-Tantalum Project (a)	$4,582,324	$281,248	$-	$-	$4,863,572
Warren Township Anorthosite Project (b)	-	5,863	-	(5,863)	-
East Kemptville Tin-Indium Project (c)	1,416,242	107,490	-	-	1,523,732
Spor Mountain Rare Metals Project (d)	-	19,246	-	(19,246)	-
Apex Rare Metals Project (e)	125,246	30,755	-	-	156,001
Miramichi Tin Project (f)	175,021	3,088	-	-	178,109

	$6,298,833	$447,690	$-	$(25,109)	$6,721,414

			Transferred to
			Property, Plant
	September 1,		and Equipment	Impairment	August 31,
	2012	Expenditures	(note 5)	Loss	2013
For the year ended August 31, 2013
Nechalacho REE Project (note 5(a))	$74,356,108	$17,127,088	$(91,483,196)	$-	$-
Separation Rapids Lithium-Tantalum Project (a)	4,267,467	314,857	-	-	4,582,324
Warren Township Anorthosite Project (b)	1,393,057	10,302	-	(1,403,359)	-
East Kemptville Tin-Indium Project (c)	1,392,007	24,235	-	-	1,416,242
Spor Mountain Rare Metals Project (d)	1,444,840	49,668	-	(1,494,508)	-
Apex Rare Metals Project (e)	52,548	72,698	-	-	125,246
Miramichi Tin Project (f)	137,951	37,070	-	-	175,021

	$83,043,978	$17,635,918	$(91,483,196)	$(2,897,867)	$6,298,833

Avalon Rare Metals Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

4.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium-Tantalum Project, Ontario

The Company owns a 100% interest in certain claims and a mining lease in the Paterson Lake area of Ontario. The claims were subject to a 2.0% NSR, which was bought back by the Company for $220,000 during the year ended August 31, 2012.

	b)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last three years and no work is currently planned or budgeted for fiscal 2014. In addition, to date, no new potential customer has been identified for the project’s calcium feldspar product. Accordingly, it is management’s view that the fair value of this project has been significantly impaired. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil, and accordingly, the costs incurred to that date of $1,403,359 were written off as an impairment loss during the year ended August 31, 2013. The current outlook as at May 31, 2014 for the Warren Township project remains unchanged, and accordingly the expenditures of $5,863 incurred during the nine months ended May 31, 2014 have been written off as an impairment loss.

	c)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia.

On December 11, 2012, the Province of Nova Scotia granted the Company a new special licence (the “Special Licence”) and the Company is required to incur additional exploration expenditures of $1,500,000 by November 1, 2014 in order to maintain the Special Licence.

In May 2013, the Company made a request to the Minister of Natural Resources of Nova Scotia for an order under Section 100 of the Nova Scotia Mineral Resources Act to grant the Company a surface rights permit to pass over, enter upon, and work such lands as are relevant to the Special Licence to conduct the work program outlined by the Company. During the quarter ended May 31, 2014, the Company entered into an agreement with the surface rights holder to secure access to lands to conduct an exploration work program.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the Special Licence.

	d)	Spor Mountain Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Juab County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

No economically significant mineralization was encountered during the 2012 drilling program and after careful review of the drilling results and geological data gathered from the 2013 field work program, the Company is reducing the number of claims significantly. No additional work program was planned or budgeted for fiscal 2014. The Company estimated the recoverable amount (which is the fair value less costs of disposal) of this project as at August 31, 2013 to be $nil and accordingly, the costs incurred to that date on this project of $1,494,508 were written off as an impairment loss during the year ended August 31, 2013.

Avalon Rare Metals Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

4.	Exploration and Evaluation Assets (continued)

The current outlook as at May 31, 2014 for the Spor Mountain project remains unchanged, and accordingly the expenditures of $19,246 incurred during the nine months ended May 31, 2014 have been written off as an impairment loss.

	e)	Apex Rare Metals Project, Utah

The Company owns a 100% interest in certain claims located in Washington County, Utah, USA, which were staked by the Company during the year ended August 31, 2011.

	f)	Miramichi Tin Project, New Brunswick

The Company owns a 100% interest in certain claims located in York County, New Brunswick, which were staked by the Company during the year ended August 31, 2012.

	g)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Rare Metals Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

5.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Exploration	Leasehold
	(a)	Airstrip	Equipment	Equipment	Improvement	Total
Cost
As at September 1, 2012	$-	$540,064	$316,514	$671,583	$58,771	$1,586,932

Additions	1,485,997	106,796	11,363	-	40,025	1,644,181
Transferred from Exploration and Evaluation Assets (note 4)	91,483,196	-	-	-	-	91,483,196
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	92,969,193	646,860	325,242	671,583	98,796	94,711,674

Additions	6,597,777	-	18,372	-	-	6,616,149
Disposals	-	-	(12,955)	-	-	(12,955)

As at May 31, 2014	$99,566,970	$646,860	$330,659	$671,583	$98,796	$101,314,868

Accumulated Depreciation
As at September 1, 2012	$-	$98,085	$112,795	$343,392	$33,554	$587,826

Depreciation expense	-	34,013	64,640	98,458	13,974	211,085
Disposals	-	-	(2,635)	-	-	(2,635)

As at August 31, 2013	-	132,098	174,800	441,850	47,528	796,276

Depreciation expense	-	23,469	39,269	51,690	11,832	126,260
Disposals	-	-	(12,955)	-	-	(12,955)

As at May 31, 2014	$-	$155,567	$201,114	$493,540	$59,360	$909,581

Net Book Value
As at August 31, 2013	$92,969,193	$514,762	$150,442	$229,733	$51,268	$93,915,398
As at May 31, 2014	$99,566,970	$491,293	$129,545	$178,043	$39,436	$100,405,287

Avalon Rare Metals Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

5.	Property, Plant and Equipment (continued)

	a)	Nechalacho REE Project, Northwest Territories

On April 17, 2013, the Company completed a positive feasibility study for the Nechalacho REE Project and on July 26, 2013, the Mackenzie Valley Environmental Impact Review Board completed its Report of Environmental Assessment and recommended approval of the Nechalacho REE Project, therefore reducing the project’s permitting risk substantially. The achievement of these two major milestones resulted in the transfer (during the fourth fiscal quarter of 2013) of the exploration and evaluation costs of the Nechalacho REE Project to development assets under Property, Plant and Equipment.

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The property was subject to two underlying net smelter returns (“NSR”) royalty agreements, one for a 3.0% royalty and one for a 2.5% royalty. During the year ended August 31, 2012, the Company bought out the 3.0% NSR royalty for a cash payment of $2.0 million. The remaining 2.5% NSR royalty can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, which currently approximates $1.3 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories (the “Project”) and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate in one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN is expected to acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, in 2012 the Company issued an aggregate of 10,000 common shares of the Company and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. As at May 31, 2014, the Company has issued 20,000 warrants with a weighted average exercise price of $1.12 per share to the DKFN and these warrants have a weighted average remaining contract life of 3.7 years. The remaining 30,000 warrants will be issued in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement (July 31). These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Avalon Rare Metals Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

5.	Property, Plant and Equipment (continued)

On August 30, 2013, the Company and the National Research Council of Canada (“NRCC”) entered into a grant contribution agreement to support the research project entitled “Caustic Cracking Process Development” with the main objective of developing a process to improve the recovery rate of certain heavy rare earth elements, Zirconium, Niobium and Tantalum from the Company’s Nechalacho REE Project. Under the terms of the contribution agreement, the NRCC reimbursed 45% of the contractor’s fees paid by the Company for conducting the research work for a total contribution amount of $450,000. The Company has recognized a total contribution of $450,000 under this contribution agreement as a reduction of the development expenditures for the Nechalacho REE Project as at May 31, 2014.

6.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

	b)	Common Shares Issued and Outstanding

	Number	Amount

Balance - September 1, 2012	103,621,986	$149,045,671
Issued pursuant to exercise of options	175,000	334,053

Balance - August 31, 2013	103,796,986	$149,379,724
Issued pursuant to prospectus offerings (i) (ii)	8,849,959	6,175,214
Issued pursuant to other arrangement (iii)	10,000	6,371
Issued pursuant to exercise of options	350,000	443,481
Issuance costs - common shares issued		(684,474)
Other issuance costs - cash		(396,859)

Balance - May 31, 2014	113,006,945	$154,923,457

i)

During the nine months ended May 31, 2014, the Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (“Cowen”), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through Cowen, as agent and/or principal, such number of the Company’s common shares as would result in aggregate gross proceeds to the Company of up to US$25,000,000. Sales of common shares will be made through “at the market” issuances on the NYSE MKT at the market price prevailing at the time of each sale, and, as a result, prices may vary.

The Company filed a prospectus supplement, dated September 24, 2013, pursuant to which the Company may issue up to US$8,100,000 in common shares using the Sales Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing) (the “First Supplement”). The Company may file additional prospectus supplements in the future to qualify the distribution of additional common shares up to the limit US$25,000,000.

The Company will pay Cowen a commission, or allow a discount, equal to 3.0% of the gross proceeds of all common shares sold under the Sales Agreement.

Avalon Rare Metals Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

6.	Share Capital (continued)

Pursuant to the Sales Agreement, as at May 31, 2014, the Company has issued 2,860,389 common shares for gross proceeds of $2,166,337 (US$2,001,401) and paid cash commissions totaling $64,990 (US$60,042). The Company has also incurred other costs (primarily related to the preparation of the Sales Agreement and the First Supplement) of $404,493, of which $168,029 has been recognized as share issuance costs, and the balance of $236,464 has been recorded as prepaid transaction costs. These costs will be charged as share issuance costs against future proceeds raised on a pro rata basis as the balance of the US$6,098,599 in additional common shares are sold and issued under the First Supplement;

ii)

During the nine months ended May 31, 2014, the Company entered into a share purchase agreement (the "Purchase Agreement") with Lincoln Park Capital Fund, LLC ("LPC") pursuant to which the Company may sell up to US$30,000,000 of the Company’s common shares to LPC over the 36 month term of the Purchase Agreement, and completed an initial purchase of 4,375,000 common shares at a price of US$0.64 per share for aggregate gross proceeds of $2,954,000 (US$2,800,000) (the "Initial Purchase") plus additional purchases totaling 600,000 common shares for additional proceeds of $370,403 (US$337,060). The Company issued 918,521 common shares to LPC as a commitment fee for entering into the Purchase Agreement, and will issue up to an additional 918,521 common shares as compensation on a pro rata basis as the US$30,000,000 purchase amount is funded (of which 96,049 common shares have been issued as at May 31, 2014).

The Company has the right, in its sole discretion, to sell up to an additional US$26,862,940 worth of common shares to LPC, from time to time and on such terms and conditions as are described in the Purchase Agreement. The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, the Company has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when the Company presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on the Company's future financing activities. The Company may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares.

The Company filed a prospectus supplement, dated November 27, 2013, pursuant to which the Company may issue up to US$8,500,000 in common shares using the Purchase Agreement (each prospectus supplement is limited to 10% of the market value of the Company at the end of the month prior to filing). The Company may file additional prospectus supplements in the future to qualify the distribution of the remaining common shares to be issued under the Purchase Agreement.

The Company has also incurred other issuance costs (primarily related to the preparation of the Purchase Agreement and prospectus supplement) of $163,840 in connection with the completion of the Initial Purchase and has been recognized as share issuance costs.

iii)

On February 11, 2014, the Company and the Northwest Territory Métis Nation ("NWTMN") entered into a participation agreement (the "Participation Agreement") for the Nechalacho REE Project. Pursuant the Participation Agreement, the Company issued an aggregate of 10,000 common shares of the Company (at a value of $6,371) and agreed to grant an aggregate of 20,000 non-transferrable common share purchase warrants of the Company to the NWTMN. The common shares are subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho REE Project. The common share purchase warrants will be issued in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones, will have a term of five years and will have an exercise price based on the then current market price of the Company's common shares at the date of issue of the warrants. To date, none of the common share purchase warrants have been issued. The fair values of these shares have been capitalized as part of the costs for the Nechalacho REE Project.

Avalon Rare Metals Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

6.	Share Capital (continued)

	c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Warrants	Exercise Price

Balance - September 1, 2012	10,000	1.48
Issued pursuant to Accommodation Agreement (5(a))	10,000	0.75

Balance - August 31, 2013 and May 31, 2014	20,000	$1.12

The outstanding warrants have a weighted average remaining contract life of 3.7 years.

The Company is also required to issue the following warrants:

i)

as disclosed in Note 5(a), issue 30,000 warrants to the DKFN in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement (July 31); and

ii)	as disclosed in Note 6(b), issue 20,000 warrants to the NWTMN in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise Price

Balance - September 1, 2012	8,000,250	$3.21
Granted	2,240,000	1.31
Exercised	(175,000)	1.20
Expired	(625,000)	5.64
Forfeited	(855,000)	2.14

Balance - August 31, 2013	8,585,250	2.59
Granted	1,775,000	0.72
Exercised	(350,000)	0.72
Expired	(150,000)	1.55
Forfeited	(680,000)	2.37

Balance - May 31, 2014	9,180,250	$2.33

Avalon Rare Metals Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

6.	Share Capital (continued)

As at May 31, 2014, there were 5,470,250 options vested (August 31, 2013 - 4,994,000) with an average exercise price of $2.77 (August 31, 2013 - $2.85).

The estimated fair value of options earned during the nine months ended May 31, 2014 was $1,162,515 (2013 - $2,071,192), of which $134,613 (2013 - $Nil) was capitalized as property, plant and equipment, $17,402 (2013 - $559,933) was capitalized as exploration and evaluation assets, $68 (2013 - $7,852) was charged to operations as general exploration expenses with the balance of $1,010,432 (2013 - $1,503,407) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

The weighted average assumptions for grants during the nine months ended May 31, 2014 and the year ended August 31, 2013 are as follows:

	May 31,	August 31,
	2014	2013

Exercise price	$0.72	$1.31
Closing market price on day preceding date of grant	$0.72	$1.31
Risk-free interest rate	1.51%	1.26%
Expected life (years)	4.1	3.9
Expected volatility	75%	85%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.41	$0.80

The following table summarizes information concerning outstanding and exercisable options as at May 31, 2014:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$8.00 - $8.62	300,000	300,000	1.9 years
$7.00 - $7.99	400,000	200,000	2.0 years
$4.00 - $4.99	700,000	575,000	2.1 years
$3.00 - $3.99	650,000	493,750	2.4 years
$2.00 - $2.99	1,725,250	1,469,000	1.5 years
$1.00 - $1.99	2,930,000	1,920,000	2.4 years
$0.54 - $0.99	2,475,000	512,500	4.1 years

	9,180,250	5,470,250

Avalon Rare Metals Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

7.	Write-off of Land Acquisition Option Payments

The Company’s initial purchase option on a land parcel in Geismar, Louisiana expired on December 1, 2013, and accordingly, the option payments made totaling $175,104 for the initial purchase option were written off during the nine months ended May 31, 2014. The Company has entered into a new purchase option with a different property owner on a different land parcel in Geismar, Louisiana during the nine months ended May 31, 2014. This new option will expire on December 14, 2014.

8.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transactions

There had been no material trading transactions with related parties during each of the three and nine month periods ended May 31, 2014 and 2013.

	b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three and nine months ended May 31, 2014 and 2013 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013

Salaries, benefits and directors’ fees	$566,662	$1,123,817	$1,975,281	$2,716,699
Share based compensation(1)	320,054	(210,631)	935,618	1,488,838

	$886,716	$913,186	$2,910,899	$4,205,537

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

9.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at May 31, 2014, the Company’s cash and cash equivalents are categorized as Level 1 measurement.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Rare Metals Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

9.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at May 31, 2014. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in banker’s acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at May 31, 2014, the Company has current assets of $4,386,525 and current liabilities of $1,294,359. Working capital of the Company is $3,092,166.

Market risk

(i) Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as banker’s acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

(ii) Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. As at May 31, 2014, the Company had cash held in bank accounts of US$173,954 and accounts payable of US$39,681 denominated in US currency.

(iii) Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the next three months and nine months and its current cash and cash equivalents of $3,167,996, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss over a three months or nine months period.

Avalon Rare Metals Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

9.	Financial Instruments (continued)

The Company had cash held in bank accounts of US$173,954 and accounts payable of US$39,681 denominated in US currency as at May 31, 2014 and its anticipated on-going expenditures transacted in US dollars for the next three months and nine months period are approximately US$190,000 and US$465,000 respectively. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a three months or nine months period.

10.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three and nine months ended May 31, 2014 and 2013 are as follows:

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013

Share based compensation capitalized as property, plant and equipment (note 6d)	$65,662	$-	$134,613	$-
Share based compensation capitalized as exploration and evaluation assets (note 6d)	9,800	182,517	17,402	559,933
Common shares issued pursuant to the Participation Agreement and capitalized as property, plant and equipment (note 6b)	-		6,371	-

	$75,462	$182,517	$158,386	$559,933

11.	Events after the Reporting Period

Subsequent to the nine months ended May 31, 2014, the Company:

a)

issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit pursuant to a security purchase agreement (the “Offering”) for gross proceeds of $4,331,200 (US$4,000,000). Each unit is comprised of a common share and 0.70 of a common share purchase warrant. Each whole warrant is exercisable into a common share of the Company at an exercise price of US$0.56 per share commencing six months following June 13, 2014, and has a term of exercise of six and a half years from the initial exercise date and is subject to certain anti-dilution provisions.

In connection with the Offering, the Company paid the placement agent a cash fee of $259,872 (US$240,000) and issued 554,273 agent warrants. Each agent warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing six months following June 13, 2014, and has a term of two and a half years from the initial exercise date. The Company also incurred other issuance costs of approximately $200,000;

b)

completed a private placement (the “Private Placement”) and issued 1,653,866 flow-through common shares (“Flow-Through Shares”) at $0.60 per share and 2,445,000 non flow-through units (“Non Flow- Through Units”) at $0.48 per Non Flow-Through Unit for total gross proceeds of $2,165,920, of which an aggregate of 212,000 Flow-Through Shares and 60,000 Non Flow-Through Units were issued to certain directors and officers of the Company. Each Non Flow-Through Unit is comprised of one common share and one half share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at an exercise price of $0.60 per share until July 2, 2017. In connection with the Private Placement, the Company paid finders’ fees of $36,821 and incurred other issuance costs of approximately $85,000;

Avalon Rare Metals Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Months ended May 31, 2014
(unaudited)

11.	Events after the Reporting Period (continued)

c)

granted an aggregate of 405,000 stock options with a weighted average exercise price of $0.54 per share to certain employees of the Company. The weighted average contract life of these options was 5.0 years; and

	d)	had 200,000 stock options with the exercise price of $1.41 per share expired unexercised.

Avalon Rare Metals Inc.	Page 21